  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Holdings, S.A. – Resignation of director

Mr. George Mason resigned from his position as a director of Copa Holdings, S.A. (the “Company”) effective July 18, 2006. Mr. Mason was one of two directors appointed by Continental Airlines, Inc. (“Continental”). Continental has certain rights pursuant to a shareholders’ agreement among Continental, Corporación de Inversiones Aéreas, S.A. and us, including the right to appoint one of our directors so long as our alliance agreement with Continental continues. After the resignation of Mr. Mason, the board of directors of the Company is currently composed of nine directors, two of whom are independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 07/20/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO